SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number: 000-53856

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Ocean City Home Bank Savings and Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Ocean Shore Holding Co.

1001 Asbury Avenue

Ocean City, New Jersey 08226

REQUIRED INFORMATION

1.	Financial Statements.

2.	Supplementary Information.

Schedule H, line 4i – Schedule of Assets (Held at End of Year) at December 31, 2012

3.	Exhibits.

Exhibit 23: Consent of Independent Registered Public Accounting Firm.

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

FINANCIAL STATEMENTS

OCEAN CITY HOME BANK SAVINGS AND

INVESTMENT PLAN

FINANCIAL STATEMENTS

WITH SUPPLEMENTAL INFORMATION

DECEMBER 31, 2012 AND 2011

AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

REQUIRED INFORMATION

Ocean City Home Bank Savings and Investment Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and supplemental schedule have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements and supplemental schedule are filed as a part of this Annual Report on Form 11-K.

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Information*

Schedule H, Line 4i - Schedule of Assets
(Held at End of Year) as of December 31, 2012	14

*Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosures under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of

Ocean City Home Bank Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Ocean City Home Bank Savings and Investment Plan (the “Plan”) as of December 31, 2012 and 2011 and the related statement of changes in net assets available for benefits for the year ended December 31, 2012.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011 and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management.

The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2012 basic financial statements taken as a whole.

/s/ Friedman LLP

New York, New York

June 28, 2013

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OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2012	2011
ASSETS
Investments at fair value
Mutual funds	$5,215,317	$4,346,821
Employer securities	2,055,273	1,382,242
Common collective trusts	1,434,903	1,337,540
	8,705,493	7,066,603

Notes receivable from participants	419,997	295,371
Net assets available for benefits at fair value	9,125,490	7,361,974

Adjustment from fair value to contract value for
fully benefit-responsive investments	(40,439)	(33,398)

Net assets available for benefits	$9,085,051	$7,328,576

See accompanying notes to financial statements.

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OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2012

ADDITIONS
Investment loss
Net depreciation in fair value of investments	$1,212,076
Interest and dividends	96,181
1,308,257

Interest income on notes receivable from participants	14,743

Contributions
Employer	229,887
Participants	551,057
Rollover	157,486
938,430

2,261,430

Deductions
Benefits paid to participants	502,809
Administrative expenses	2,146
504,955

Balances transferred from merger by sponsor	-

Net increase	1,756,475

Net assets available for benefits
Beginning of year	7,328,576
End of year	$9,085,051

See accompanying notes to financial statements.

3

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1 -	DESCRIPTION OF THE PLAN

The following description of the Ocean City Home Bank Savings and Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is a defined contribution plan covering all eligible non-union and resident full time salaried and hourly employees of Ocean City Home Bank, Inc. (the “Employer”). Prudential Trust Company (“Prudential”) serves as the non-discretionary trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On November 1, 2011, pursuant to The Employer’s merger with Select Bank, net assets available for benefits of Financial Institutions Thrift Plan (“Merged Plan”) totaling $391,870 were transferred into the Plan. The Plan was amended to include certain provisions due to the merger. Participants’ accounts of the Merged Plan were transferred into Plan’s investments similar to the investments in the Plan’s portfolio.

Contributions

Participants can elect to invest their account balances and future contributions in any or all of the investment programs administered by Prudential. Eligible employees are automatically enrolled in the Plan on the first day of the quarter following their employment. The Employer automatically withholds 3% of the participant’s compensation unless the participant elects otherwise.  All eligible employees who have attained age 18 may elect, by means of a pretax salary deferral, to contribute up to the maximum amount allowable, not to exceed the Internal Revenue Code (“IRC”) prescribed maximum, which is adjusted by the Secretary of the Treasury to reflect cost-of-living increases. Employer matching contributions are made by the Employer equal to 50% of a participant’s deferral contributions, and are limited to deferral contributions that do not exceed 6% of a participant’s eligible compensation. Overall, the maximum employer matching contribution amounts to 3% of a participant’s eligible compensation. The Company may also elect to make an employer discretionary contribution which is annually determined by the Employer. There were no employer discretionary contributions for the year ended December 31, 2012.

The Plan allows for rollover contributions by eligible participants. The Plan also permits eligible employees who are age fifty or older by the end of the calendar year to make catch-up contributions. Matching contributions do not apply to catch-up contributions.

4

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1 -	DESCRIPTION OF THE PLAN (Continued)

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Employer’s matching contribution, and Plan earnings. Each participant’s account is charged with withdrawals and Plan losses and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments

Participants direct the investment of contributions into various investment options offered by the Plan. The Plan currently offers a common collective trust, Employer securities and mutual funds as investment options for participants.

The Pension Protection Act created the Qualified Default Investment Alternative (QDIA) which provides employers a safe harbor from fiduciary risk when selecting an investment for a participant or beneficiary who fails to elect his or her own investment. The Plan has not designated any investment as its QDIA.

Participant Loans

Participants may borrow from their employee elective deferral accounts up to a maximum of $50,000 or 50 percent of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with prevailing rates as determined quarterly by the plan administrator. Loan terms range from 1-5 years or up to a reasonable amount of time for the purchase of a primary residence. Principal and interest are paid ratably through payroll deductions. Loans to participants are reported at their unpaid principal and interest balances plus accrued interest, which approximates fair value. If the balance of the loan is not paid, the remaining balance will be offset against the participant's account upon the earlier of distribution of the account to the participant or expiration of the grace period.

Hardship Withdrawals

The Plan provides for hardship withdrawals, not to exceed an amount required to meet the immediate need created by the hardship, and then only to the extent such immediate need cannot be satisfied by other sources readily available to the participant. Permissible circumstances for hardship withdrawals include education expenses, costs directly related to the purchase of a principal residence, and costs necessary to prevent eviction from the participant’s personal residence and such other circumstances as the Plan Administrator may determine, based on rules set forth in the Internal Revenue Service regulations. Salary deferral contributions are suspended for six months after withdrawal.

5

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1 -	DESCRIPTION OF THE PLAN (Continued)

Payment of Benefits

On termination of service due to death, disability, retirement or other reasons, a participant may elect to receive his or her vested value in the form of either a lump-sum or annual installments for a period not to exceed the life expectancy of the participant and designated beneficiary, or a mandatory distribution if the total value of the account is less than $1,000. Valuation of accounts is made as of the last day of the month in which the participant’s employment is terminated. Benefit claims are recorded as expenses when they have been approved for payment and paid by the Plan.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Employer’s contribution portion of their accounts is based on years of continuous service. A participant vests 20 percent per year and is 100 percent vested after five years of credited service.

Forfeited Accounts

Forfeitures used to reduce matching employer contributions totaled $14,110 for the year ended December 31, 2012. Forfeiture balances at December 31, 2012 and 2011 were $3,380 and $1,914, respectively.

2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Plan prepares its financial statements on the accrual basis of accounting consistent with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of net assets available for benefits and changes in net assets available for benefits, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Investment Valuation

Investments are reported at fair value which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Investment Committee determines the Plan's valuation policies utilizing information provided by the investment advisers, custodians and insurance company.

6

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

2 -	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded when earned.  Related fees are recorded as administration expense and expensed when incurred.  If a participant ceases to make a loan repayment and the plan administrator deems the loan to be a distribution, the principal loan balance is reduced and a deemed distribution is recorded.

Fully Benefit-Responsive Investment Contracts

Common collective trusts relating to fully benefit-responsive investment contracts held by a defined contribution plan are to be reported at fair value. However, contract value is the relevant measurement criteria for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statements of assets available for benefits represent the fair value of the common collective trust and an adjustment from fair value to contract value. The Plan invests in investment contracts through a common collective trust, the Stable Value Fund offered by Prudential. Fair value of the Plan’s interest in the Stable Value Fund is based upon information reported by the issuer of the common collective trust at year-end. Contract value of the Stable Value Fund represents contributions plus earnings, less participant withdrawals, the net effect of transfers in and out of funds and administrative expenses.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation (depreciation) in the fair value of investments includes both gains and losses in investments sold during the year as well as appreciation (depreciation) of investments held at the end of the year.

Administrative Expenses and Management Fees

Certain costs and expenses of administering the Plan, such as trustee fees, are paid by the Employer.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and the Stable Value Fund are deducted from income earned on a daily basis and are reflected in net appreciation (depreciation) in fair value of such investments.  Prudential charges asset-based management fees of 0.80%, on an annualized basis, and an additional administrative fee of 0.179% of the dollar value of the Plan’s investments in the Stable Value Fund.

7

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

3 -	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include

• quoted prices for similar assets or liabilities in active markets;

• quoted prices for identical or similar assets or liabilities in inactive markets;

• inputs other than quoted prices that are observable for the asset or liability;

• inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Mutual Funds

Shares of mutual funds are valued at quoted market price, which represent the net asset value (“NAV”) of shares held by the Plan at year end. Investments in mutual funds are classified as Level 1.

Employer Securities

Shares of Employer securities are valued at quoted market prices, which represent the value of shares of common stock held by the Plan at year end. Investments in Employer securities are classified as Level 1.

8

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

3 -	FAIR VALUE MEASUREMENTS (Continued)

Stable Value Fund

The Stable Value Fund is not traded on an exchange.  Fair value of the Stable Value Fund is determined by the issuer of the common collective trust.  The estimated fair value of unit interests in the common collective trust is NAV, exclusive of the adjustment to contract value and is considered Level 2.  Use of NAV as fair value is deemed appropriate as the common collective trust does not have a finite life, unfunded commitments relating to these types of investments or significant restrictions on redemptions.

The following tables summarize investment assets measured at fair value:

	Investments at Fair Value
December 31, 2012	Level 1	Level 2	Level 3	Total
Mutual funds
Blended funds	$1,588,775	$-	$-	$1,588,77
Growth funds	1,056,482	-	-	1,056,482
Balanced fund	1,025,445	-	-	1,025,445
Value funds	869,723	-	-	869,723
Fixed income funds	674,892	-	-	674,892
Employer securities	2,055,273	-	-	2,055,273
Common collective trust	-	1,434,903	-	1,434,903
	$7,270,590	$1,434,903	$-	$8,705,493

		Investments at Fair Value
December 31, 2011	Level 1	Level 2	Level 3	Total
Mutual funds
Blended funds	$1,367,694	$-	$-	$1,367,694
Growth funds	914,909	-	-	914,909
Balanced fund	878,052	-	-	878,052
Value funds	668,024	-	-	668,024
Fixed income funds	518,142	-	-	518,142
Employer securities	1,382,242	-	-	1,382,242
Common collective trust	-	1,337,540	-	1,337,540
	$5,729,063	$1,337,540	$-	$7,066,603

9

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

4 -	Stable Value Fund

The Stable Value Fund is 100% invested in the Wells Fargo Stable Return Fund A (“Fund A”), a collective trust fund, reported as a fully benefit-responsive contract. Fund A invests primarily in investment contracts, including traditional guaranteed investments contracts (“GICs”) and security-backed contracts issued by insurance companies and other financial institutions.  Wells Fargo Bank, N.A. (the “Bank”) serves as the trustee and custodian for Fund A.  Galliard Capital Management, Inc., a Bank subsidiary, serves as investment advisor Fund A.

GICs are backed by the general account of the contract issuer.  Fund A deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified period of time.  Interest is accrued on either a simple or fully compounded basis and is paid either periodically or at the end of the contract term.  The issuer guarantees that all qualified participant withdrawals will be at contract value (principal plus accrued interest).  Most GICs provide a fixed rate of interest over the term to maturity of the contract and therefore, do not experience fluctuating crediting rates.

A security-backed contract is an investment contract issued by an insurance company or other financial institution, backed by a portfolio of bonds.  The bond portfolio is either owned directly by Fund A or owned by the contract issuer and segregated in a separate account for the benefit of Fund A. The portfolio underlying the contract is maintained separately from the contract issuer’s general assets, usually by a third party custodian.  The interest crediting rate of a security-backed contract is based on contract value, and the fair value, duration, and yield to maturity of the underlying portfolio.  These contracts typically allow for realized and unrealized gains and losses on the underlying assets to be amortized, usually over the duration of the underlying investments, through adjustments to the future interest crediting rate, rather than reflected immediately in the net assets of Fund A.  The issuer guarantees that all qualified participant withdrawals will be at contract value.  The security-backed contracts are designed to reset their respective crediting rates on a quarterly basis and cannot credit an interest rate that is less than zero percent.

The yield earned by Fund A at December 31, 2012 and 2011 was 0.94% and 1.56%, respectively.  This represents the annualized earnings of all investments in Fund A, including the earnings recorded at the underlying collective trust funds, divided by the fair value of all investments in Fund A at December 31, 2012 and 2011, respectively.

The yield earned by Fund A with an adjustment to reflect the actual interest rate credited to participants in Fund A at December 31, 2012 and 2011 was 1.95% and 2.33%, respectively.  This represents the annualized earnings credited to participants in Fund A divided by the fair value of all investments in Fund A at December 31, 2012 and 2011, respectively.

Participants may not transfer monies out of the Stable Value Fund to a competing fund directly, or indirectly before 90 days after being withdrawn from the Stable Value Fund.

10

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

5 -	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits are presented below at fair value:

	December 31,
	2012	2011

American Balanced Fund R3	$1,025,445	$878,052

MainStay ICap Select Equity Fund R3	569,997	462,946

Thornburg International Value Fund A	719,629	606,779

PIMCO Total Return A	498,171	393,143

Franklin Rising Dividend	477,856	422,039

Ocean Shore Holding Co., Inc. Common Stock	2,055,273	1,382,242

T. Rowe Price Growth Stock R	780,379	617,573

Stable Value Fund	1434,903	1,337,540

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,212,076 during the year ended December 31, 2012, as summarized below:

Common collective trust	$58,273
Employer securities	628,608
Mutual funds	525,195
$1,212,076

6 -	RELATED PARTY TRANSACTIONS

Prudential is the nondiscretionary trustee as defined by the Plan and therefore, investments in Prudential and its related entities qualify as non-discriminatory party-in-interest transactions. The balances of investments sponsored by Prudential were $2,324,409 and $2,107,662 as of December 31, 2012 and 2011, respectively.

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OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

6 -	RELATED PARTY TRANSACTIONS (Continued)

Certain officers and employees of the Employer (who may also be participants in the Plan) perform administrative services related to the operation, record keeping and financial reporting of the Plan.

The Employer pays for a majority of the Plan’s administrative expenses, including the annual audit and third party administrative fees. For the year ended December 31, 2012, the Employer incurred audit and third party administrative fees of $32,133.

The Plan invests in shares of common stock of their parent company, Ocean Shore Holding Co. At December 31, 2012 and 2011, the Plan held common stock valued at $2,055,273 and $1,382,242, respectively.

7 -	PLAN TERMINATION

Although it has not expressed any intention to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

8 -	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

The Plan may invest in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

At December 31, 2012 and 2011, approximately 10% of the Plan’s total assets were invested in the common stock of the Employer.  The underlying values of the Employer common stock are entirely dependent upon the performance of the Employer and the market’s evaluation of such performance.

12

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

9 -	TAX STATUS

In November 2011, the Company adopted a pre-approved prototype plan offered by The Prudential Insurance Company of America. The Internal Revenue Service determined that the prototype plan, by a letter dated March 31, 2008, is designed in accordance with applicable sections of the Internal Revenue Code. Although the Plan has been amended since receiving the opinion letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service and U.S. Department of Labor. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

10 -	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to Form 5500 at December 31, 2012 and 2011:

	December 31, 2012	December 31, 2011
Net assets available for benefits per financial statements	$9,085,051	$7,328,576
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	40,439	-
Net assets available for benefits per Form 5500	$9,125,490	$7,328,576

The following is a reconciliation of the increase in net assets per the financial statements to Form 5500 for the year ended December 31, 2012:

Total investment income per the financial statements	$1,212,076
Adjustment from contract value to fair value for fully benefit-responsive investment contracts – current year	40,439
Net investment income per the Form 5500	$1,252,515

13

SUPPLEMENTAL INFORMATION

OCEAN CITY HOME BANK SAVINGS AND INVESTMENT PLAN

EIN No. 21-0478350 PLAN No. 002
SCHEDULE H, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2012

(a)	(b)	Identity of Issue, Borrower, Lessor or Similar Party	(c)	Description of Investment, Including Maturity Date and Rate of Interest	(d) Cost **	(e)Current Value
*		Prudential Investment Management Services		Pru Stock Index		$391,290
*		Prudential Investment Management Services		PIMCO Total Return A		498,171
		Goldman Sachs Mid Cap Value A		Goldman Sachs Mid Cap Value A		134,287
		American Funds		American Balanced Fund R3		1,025,445
		American Funds		Cap World Growth & Income R3		165,459
		Eagle		Eagle Small Cap Growth		140,376
		Mainstay		MainStay ICap select R3		569,977
		T Roe Price		T. Rowe Price Growth Stock R		780,379
		Wells Fargo Bank Minnesota, NA		Wells Fargo Growth Fund		135,682
		Thornburg Investment Management		Thornburg International Value A		719,629
		Allianz Global Investors		PIMCO Mortgage-Backed Sec Fund A		98,125
		Franklin Advisory Services		Franklin Rising Dividend		477,856
		MFS Investment Management		MFS High Yield Opportunities Fund A		63,860
		Wells Fargo Bank Minnesota, NA		Well Fargo Small Cap Advantage		14,736
*		Prudential Investment Management Services		Ivy Mid Cap Growth Fund R		45
*		Ocean Shore Holding Co, common stock		Ocean Shore Holding Co, common stock		2,055,273
*		Prudential Financial		Stable Value Fund		1,434,903
						8,705,493
				Participant loans maturing 2013 to 2018
*		Loans to participants		at interest rates of 4.25% to 9.25%	-	419,997
						$9,125,490

*		Party-in-interest
**		Omitted - All are participant-directed transactions under an individual account plan

See accompanying report of independent registered public accounting firm.

14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan’s behalf by the undersigned hereunto duly authorized.

Date: June 28, 2013	Ocean City Home Bank Savings and Investment Plan

	By:	/s/ Sharon L. Taggart
Plan Administrator